UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report: October 4, 2019

(Date of earliest event reported)

Elegance Brands, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Brands, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 3. Material Modification to Rights of Securityholders

In August 2019, Elegance Brands, Inc. (the “Company”) amended its Offering to include Warrants for the investors. There are 57,000,000 Shares being offered at a price of $0.50 per Share and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $0.75 USD per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. There is a minimum purchase of 500 Shares per investor. The Units will not be issued or certificated. Instead, the Common Shares and the Warrants underlying the Units will be issued separately although they will have been purchased together in this Offering. The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law.

To this end, the Company has elected to amend its subscription agreement which is attached as an exhibit hereto. Further, the Company has provided amendments to the Article of Incorporation.

Item 9. Other Events

The Company has elected, to expand its CBD and hemp infused beverage line. Therefore, the Company has filed an updated Offering Circular to provide disclosure to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibit No.	Description of Exhibit
2.3	Amendment to the Articles of Incorporation
4.1	Amended Subscription Agreement
4.2	Warrant Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands, Inc.

Date: October 4, 2019	By:	/s/ Amit Raj Beri
Amit Raj Beri
CEO
Elegance Brands, Inc.

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